SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 12, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2004

                                                                                                                       Microcell Telecommunications Inc.

                                                                                                            By:

                                                                                                                       /s/ Jocelyn Cote
                                                                                                                       ----------------------------------------------------------------------
                                                                                                                       Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News Release

For immediate release

FIDO BRINGS PLUG AND PLAY WIRELESS HIGH-SPEED INTERNET ACCESS
TO CUSTOMERS IN CUMBERLAND, ONTARIO

No technician necessary―iFido high-speed Internet service works anywhere you do in your home or home office

Cumberland, Ontario, March 12, 2004 - Microcell Solutions Inc., the national provider of Personal Communications Services (PCS) under the Fido brand name, today announced the introduction in Cumberland, Ontario of a new breed of high-speed Internet access with iFido. Operating wirelessly at speeds of up to 2.2 Mbps, this new service provides access to the Internet using the 2500 MHz frequency range and offers an alternative to traditional Internet services.

"We are very pleased to be offering this new product in Cumberland," said Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc., the parent company of Microcell Solutions. "This is high-speed access for real people looking for simple solutions. All you need to do is take the modem out of the box, plug it into your computer and power supply, and turn it on. It's that easy. And another benefit of the service is its portability. If you decide to move your computer from one room to another, or even to a newly built home office, you don't have to call a technician to install another Internet access point."

In Cumberland, a rural community some 30 kilometres east of downtown Ottawa, iFido offers high-speed Internet access with reliability and ease of use. For some residents of the area, this is the first time they have been able to choose a consumer high-speed Internet product. The "nomadic" character of the technology also means that access moves to wherever a customer needs it to be within the network's footprint.

"It's the first product of its kind to be offered in this area," continued Mr. Tremblay. "Today, we are offering a new choice for Internet access, and there is much more to come."

Residents of Cumberland, Ontario can take advantage of a special introductory offer of $20 per month for the first six months (regular price: $40 per month). The wireless modem is priced at $125 or $25 with a two-year loyalty agreement (regular price: $325). The monthly charge includes data transfer volumes of up to 20 GB (download) and 5 GB (upload). A charge of $10 applies per additional GB per month. The service works with a standard Ethernet card and either a PC or Mac computer. Customers can subscribe to iFido high-speed Internet access by calling 1 866 GOiFido (1 866 464-3436) or visiting www.fido.ca for the nearest Fido corporate or participating retail partner location.

About Microcell Solutions Inc.

Microcell Solutions Inc. is a national provider of wireless communications services under the Fido brand name. The Company offers a wide range of wireless voice and high-speed data communications products and services to over 1.2 million customers. Microcell Telecommunications Inc. is the parent company of Microcell Solutions. Microcell Telecommunications has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange under the symbol MT. For more information, visit www.fido.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions

iFido is a trademark of Microcell Solutions Inc.

For related press release today, see also:

INUKSHUK INTERNET, ALLSTREAM AND NR COMMUNICATIONS LAUNCH NEW BROADBAND
WIRELESS ACCESS NETWORK IN CUMBERLAND, ONTARIO

For more information:

Claire Fiset
514 992-1368
 claire.fiset@microcell.ca